COMMENTS RECEIVED ON 02/13/2025

FROM DANIEL GREENSPAN

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Fidelity Alternatives Fund

POST-EFFECTIVE AMENDMENT NOS. 125 & 128

1)

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund.”

C:

The Staff requests we revise to add additional language, as applicable, to track item 3.

R:

The fund will be exclusively offered to certain managed account clients of the Adviser or its affiliates and will not be sold by broker-dealers. Accordingly, the current disclosure includes all applicable disclosure in Item 3 of Form N-1A.

2)

“Fund Summary” (prospectus)

“Fee Table”

“Strategic Advisers LLC (Strategic Advisers) has contractually agreed that the fund's maximum aggregate annual management fee will not exceed [ ]% of the fund's average daily net assets. In addition, Strategic Advisers has contractually agreed to waive a portion of the fund's management fee in an amount equal to [ ]% of the fund's average daily net assets. This arrangement will remain in effect through [ ], and neither Strategic Advisers nor any of its affiliates retain the ability to be repaid with respect to this arrangement. Strategic Advisers may not terminate this arrangement without the approval of the Board of Trustees.”

C:

The Staff questions, with respect to the underlined portion above, if this arrangement is also meant to be in effect through the same date as the waiver arrangement.

R:

The maximum management fee rate is included in the management contract between the adviser and the fund and, as such, does not have an expiration date and may not be unilaterally amended by the adviser.

3)

“Fund Summary” (prospectus)

“Fee Table”

“Engaging in transactions that have a leveraging effect on the fund, including long and short investments in derivatives - such as forward contracts, futures, options, swaps, and various volatility related instruments - and forward-settling securities, to: create and adjust the fund's investment exposure; enhance total return; hedge against fluctuations in securities prices, interest rates, or currency exchange rates; change the effective duration of the fund's portfolio; manage certain investment risks; manage volatility; and/or substitute for the purchase or sale of securities, currencies, or commodities.”

C:

The Staff requests we confirm supplementally that any dividends and interest expenses on securities sold short will be reflected in the fee table.

R:

To the extent the fund incurs any expense from dividends on short sales, the fee table will reflect it as a separate line item.

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies” and “Principal Investment Risks”

C:

The Staff requests we tailor the derivatives disclosure to specifically how the fund expects to be managed and include corresponding risk disclosure.

R:

The existing disclosure is streamlined to identify and address the derivative strategies the fund expects to utilize as a principal investment strategy.

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff notes that the fund intends to invest in a wholly-owned subsidiary organized under the laws of the Cayman Islands and asks that we disclose that:

Comment 1:

The Fund complies with the provisions of the Investment Company Act governing investment policies

(Section 8) on an aggregate basis with the Subsidiary.

Comment 2:

The Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the fund treats the subsidiary’s debt as its own for purposes of Section 18.

Comment 3:

Any investment adviser to the Subsidiary complies with provisions of the Investment Company

Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the

Fund under Section 2(a)(20) of the Investment Company Act.

Comment 4:

Please be advised that any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Comment 5:

The Subsidiary complies with provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Comment 6:

Any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

In your correspondence, please:

Comment 7:

Explain whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Comment 8:

Confirm that the Subsidiary and its board of directors will agree to inspection by the staff of the

Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the

Investment Company Act and the rules thereunder.

Comment 9:

Confirm the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Comment 10:

Confirm the Subsidiary’s management fee (including any performance fee), if any,

will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other

Expenses” in each Fund’s prospectus fee table.

Comment 11:

Funds that invest only through wholly-owned subsidiaries disclose that the fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities and securities or other assets other than entities wholly-owned by the fund.

R:

Response 1:

Strategic Advisers Fidelity Alternatives Fund will look through its controlled foreign corporation (CFC) and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act.

Response 2:

With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the

CFC level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act.

See also “Response 5,” below.

Response 3:

The fund will comply with Section 15, although we note that the CFC is not a registered investment company under the 1940 Act and is therefore not required to separately comply with the provisions of the 1940 Act.

Response 4:

Strategic Advisers LLC (Adviser) is the adviser to both the fund and its CFC. We note that the CFC’s advisory contract is between the Adviser and the CFC. This contract is not a material contract with respect to the fund’s shareholders and therefore we do not believe it needs to be filed with the fund’s registration statement.

Response 5:

As previously noted, the fund will look through its CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. The CFC will have the same custodian as the fund (Bank of New York Mellon).

Response 6:

The principal investment strategies and principal investment risks disclosed for the fund reflect the aggregate operations of the fund and the CFC.

Response 7:

The fund will consolidate its financial statements with those of its underlying CFC, consistent with no-action relief dated April 29, 2008 (see Fidelity’s letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008).

Response 8:

We confirm that the CFC will agree to the examination of its books and records by the Staff.

Response 9:

We confirm that the CFC will designate an agent for service of process in the United States.

Response 10:

Consistent with the requirements of Item 3 of Form N-1A, the fees and expenses of investing in the

CFC, including the CFC’s management fee, will be included in the fund’s prospectus fee table as

“Acquired Fund Fees and Expenses” (“AFFE”). Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under Section 3(a) of the Investment

Company Act … but for the exceptions to that definition provided for in section 3(c)(1) and 3(c)(7) of the Investment Company Act…” The CFC is exempt from the definition in Section 3(a) pursuant to

Section 3(c)(7). Given this, we believe the CFC clearly falls within the Form N-1A definition of

“Acquired Fund” for purposes of calculating AFFE.

Response 11:

The fund may invest up to 25% of its assets in the CFC; therefore, it does not invest only through wholly-owned subsidiaries. Accordingly, we do not believe additional disclosure is necessary.

6)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide the specific information about the exemptive order supplementally.

R:

The manager-of-managers exemptive order referenced by the fund is Fidelity Management & Research Co., et. al., Investment Company Act Release Nos. 27544 (Notice) and 27585 (Nov. 28, 2006) (Order).

7)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we ensure the risks included correspond to the principal strategies disclosed.

R:

The fund’s principal investment risks tie back to the fund’s principal investment strategies. The description of each principal investment risk in the “Investment Details” section further provides shareholders with information on how such risk can significantly affect the fund’s performance. Accordingly, the fund believes the current risk disclosure is appropriate.

8)

“Fund Summary” (prospectus)

“Performance”

C:

The Staff requests we disclose the fund’s appropriate broad-based securities market index.

R:

We confirm the fund will have prospectus disclosure comparing performance to an “appropriate broad-based securities market index” per instruction 6 to Item 27(d)(2) of Form N-1A.

9)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” per Section 8(b)(1) of the Investment Company

Act.

R:

Section 8(b)(1)(E) under the Investment Company Act of 1940 requires a registrant to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.” The fund has not identified any industry or group of industries in which it intends to concentrate.

Accordingly, we have not modified the disclosure.

10)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we clarify in disclosure that the fund will consider the investments of its underlying investment companies when determining fund compliance with its concentration policies.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, the fund will take such policy into account in connection with any investment in such underlying fund.

FOLLOW-UP COMMENTS RECEIVED ON 04/22/2025

FROM DANIEL GREENSPAN

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Fidelity Alternatives Fund

POST-EFFECTIVE AMENDMENT NOS. 125 & 128

1)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Follow-up to Comment 2 on page 2 above:

The Staff requests we specifically acknowledge that the fund will treat the Subsidiary’s debt as its own for purposes of Section 18.

Follow-up Response:

We acknowledge that the fund will treat the debt of its controlled foreign corporation (the “Subsidiary”) as its own for purposes of Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Follow-up to Comment 3 on page 2 above:

The Staff requests we confirm that the investment adviser to the Subsidiary will comply with Section 15 of the 1940 Act.

Follow-up Response:

We respectfully submit that the Subsidiary is not a registered investment company under the 1940 Act and, accordingly, the Subsidiary and its adviser are not required to separately comply with Section 15 of the 1940 Act. However, we confirm that the services performed by the investment adviser to the Subsidiary under the investment advisory agreement with the Subsidiary will be subject to general review by the fund’s board, including the independent trustees of the fund, in connection with the board’s annual review of the fund’s investment advisory agreements.

Follow-up to Comment 4 on page 2 above:

The Staff requests we explain the basis for our position that the CFC’s advisory contract is not a material contract that should be included as an exhibit to the fund’s registration statement. The Staff’s position is that the agreement is presumptively material.

Follow-up Response:

As previously noted, we do not believe that the contract between the Subsidiary and its adviser is a material contract with respect to the fund’s shareholders. However, in light of the Staff’s request, we will file the investment advisory agreement for the Subsidiary as an exhibit in the next post-effective amendment filing.

Follow-up to Comment 5 on page 2 above:

The Staff requests we confirm the Subsidiary will comply with provisions related to affiliated transactions and custody (Section 17) of the 1940 Act.

Follow-up Response:

We respectfully submit that the Subsidiary is not a registered investment company under the 1940 Act and, accordingly, is not required to separately comply with Section 17 of the 1940 Act. However, we confirm that we will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to the Subsidiary.

We previously confirmed that the Subsidiary would have the same custodian as the fund (Bank of New York Mellon) in response to a Staff comment. We would like to update the Staff that the custodian to both the fund and the Subsidiary will be State Street Bank.

Follow-up to Comment 10 on page 3 above:

The Staff asserts that the Subsidiary’s management fee (including any performance fee), if any,

should be included in “Management Fees” and the Subsidiary’s expenses should be included in “Other Expenses” in the Fund’s prospectus fee table. The Staff notes that the character of the expenses at the Subsidiary level should be retained when populating the fee table, as opposed to being included as AFFE.

Follow-up Response:

We note that because the Subsidiary will not pay the investment adviser a management fee, there is no additional fee to include in “Management Fees” in the fund’s fee table. We respectfully submit that, consistent with the requirements of Item 3 of Form N-1A, if the fees and expenses incurred indirectly by the fund as a result of investment in shares of one or more “Acquired Funds” do not exceed 0.01 percent (one basis point) of average net assets of the fund, they will be included in “Other Expenses” in the fund’s prospectus fee table.

As previously noted, Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under Section 3(a) of the Investment Company Act … but for the exceptions to that definition provided for in section 3(c)(1) and 3(c)(7) of the Investment Company Act…” We continue to believe that the Subsidiary falls within the Form N-1A definition of “Acquired Fund” because it is exempt from the definition of “investment company” in 3(a) pursuant to Section 3(c)(7).

2)

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff reiterates the request that we clarify in disclosure that the fund will consider the investments of its underlying investment companies when determining fund compliance with its concentration policies.

R:

We confirm that the fund will consider the investments of the Subsidiary for purposes of the fund’s concentration policies. Additionally, to the extent an underlying investment company has adopted a policy to concentrate in a particular industry, the fund will take such policy into account. We are not aware of any requirement under Form N-1A to disclose this practice; therefore, we respectfully decline to modify the fund’s disclosure.